Filed by Kraton Performance Polymers Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Kraton Performance Polymers, Inc.

Commission File No.: 001-34581

Excerpt from letter from Kevin M. Fogarty, President and Chief Executive Officer, included in the Annual Report to be mailed to stockholders.

The proposed combination with LCY, which remains subject to various shareholder and regulatory approvals, will create an industry leader with more than $2 billion in annual pro forma revenue, an improved manufacturing cost position and a diversified product portfolio. We expect the transaction to be accretive to Kraton's operating earnings starting in the first full year of combined operations, which we believe will be 2015. We expect substantial cost synergies to be fully realized by 2017. In addition, we anticipate that the combined company's strong pro forma capital structure and cash flow profile will provide a solid foundation for continued investment in innovation and other avenues of growth.

Additional Information and Where to Find It

THIS COMMUNICATION DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES OF KRATON OR THE COMBINED COMPANY. KRATON WILL FILE A PROXY STATEMENT/PROSPECTUS (AND RELATED REGISTRATION STATEMENT) AND OTHER DOCUMENTS WITH THE SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT (INCLUDING ANY AMENDMENT OR SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING KRATON, LCY AND THE COMBINATION. A DEFINITIVE PROXY STATEMENT/PROSPECTUS WILL BE SENT TO THE SECURITY HOLDERS OF KRATON SEEKING THEIR APPROVAL OF THE COMBINATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY KRATON WITH THE SEC AT THE SEC’S WEBSITE AT WWW.SEC.GOV. THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT AND OTHER SUCH DOCUMENTS (RELATING TO KRATON) MAY ALSO BE OBTAINED FOR FREE FROM KRATON BY ACCESSING KRATON’S WEBSITE AT WWW.KRATON.COM.

Participants in the Solicitation

Kraton, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Kraton’s stockholders in connection with the combination. Information regarding such persons and a description of their interest in the combination will be contained in the proxy statement/prospectus when it is filed. Information concerning beneficial ownership of Kraton common stock by its directors and certain executive officers is included in its proxy statement dated April 15, 2013 and subsequent statements of changes in beneficial ownership on file with the SEC.

Forward Looking Statements

The forward-looking statements included above are subject to the risks and uncertainties described in the related Annual Report and our other filings with the SEC.